November 16, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thar Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1, File No. 333-213212
Request for Withdrawal

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-213212) on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on August 19, 2016 (the “Registration Statement”), together with all exhibits thereto (and previously submitted to the Commission on a confidential basis). Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to the acquisition of the Company. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were issued or sold.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at +49-170-5693315 or Alan Zoccolillo of Baker & McKenzie LLP at 212-626-4374.

Sincerely,

THAR PHARMACEUTICALS, INC.

By:	/s/ Marcus Heppner

Marcus Heppner
Vice President

cc: Alan Zoccolillo, Baker & McKenzie LLP